December 19, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Vanessa Robertson
Division of Corporation Finance

Re:    Assertio Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the quarterly period ended September 30, 2018
Filed November 9, 2018
File No. 001-13111

Dear Ms. Robertson:

As discussed in our conversation earlier today, Assertio Therapeutics, Inc. ("Assertio") is in the process of preparing its response to the Securities and Exchange Commission Staff’s comment letter dated December 18, 2018. Per our conversation, Assertio will respond to the Staff’s letter on or before January 17, 2019.

I appreciate your assistance in this matter. Please feel free to call me directly at 224-441-6904 with any questions regarding this letter.

Very truly yours,

/s/ Erin R. McQuade

Erin R. McQuade
Vice President, Legal and Deputy General Counsel
Assertio Therapeutics, Inc.

cc:    Lisa Vanjoske, Division of Corporation Finance
Daniel A. Peisert, Assertio Therapeutics, Inc.
K. Amar Murugan, Assertio Therapeutics, Inc.